April 24, 2007

VIA EDGAR

Mr. Mark Brunhofer
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Form 10-K for Fiscal Year Ended December 31, 2006 (the “10-K”) of
Genzyme Corporation (the “Company”)

Dear Mr. Brunhofer:

The Company confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated April 19, 2007, regarding the above-referenced 10-K.  The Comment Letter requests that Company respond within 10 business days or tell the Staff when the Company will respond.  In order to fully respond to the Comment Letter, the Company believes it will need until May 10, 2007.  If, as that date draws closer, the Company believes it requires additional time, it will contact you.  The Company appreciates the Staff’s willingness to allow for the additional time.

Please call the undersigned at (617) 768-6847 if you have any questions regarding this letter.

Best regards,

/s/ Joanne M. Vasily-Cioffi
Joanne M. Vasily-Cioffi, Esq.
Senior Corporate Counsel
Genzyme Corporation